Exhibit 99.1

Seadrill Limited (SDRL) - Third quarter 2019 results

Hamilton, Bermuda, November 21, 2019 - Seadrill Limited (“Seadrill” or “the Company”) (NYSE:SDRL, OSE:SDRL), a world leader in offshore drilling, announces its third quarter results for the period ended September 30, 2019.

Highlights

•	Lower economic utilization of 93%[1] primarily due to the West Linus 5-year classing

•	Revenue up 14% at $367 million with increasing reimbursable revenues and more operating days

•	Operating Loss of $58 million

•	Adjusted EBITDA[2] of $85 million, ahead of $70-75 million guidance

•	$302 million non-cash impairment in investments relating to Seadrill Partners

•	Net loss of $521 million equivalent to net loss per share of $5.21

•	Total cash of $1.4 billion, slightly below the second quarter balance

•	Order backlog of $1.8 billion as at September 30, 2019

Financial Highlights		Seadrill Limited
	Q3 2019	Q2 2019	% Change
Figures in USD million, unless otherwise indicated
Total Operating Revenue	367	321	14%
Adjusted EBITDA[2]	85	69	23%
Adjusted EBITDA Margin (%)	23.2%	21.5%	2%
Operating Loss	(58)	(73)	21%
Net Loss	(521)	(206)	(153)%
Net Loss per Share	(5.21)	(2.03)	(157)%

Subsequent Events

•	In a separate announcement planned board changes were announced today including John Fredriksen stepping down as Chairman and Glen Ole Rødland stepping into the role effective 21 November 2019

•	Over $250 million awards post quarter end

•	First utilisation notification issued in respect of Amortization Conversion Election

Anton Dibowitz, CEO, commented:

“Third Quarter results reflected a step up in EBITDA compared to our guidance.    We performed well for our customers in the quarter and made good progress on both the new Sonadrill and Gulfdrill joint ventures with the first rig starting up in Sonadrill early in the fourth quarter.    Additionally, we continued to show commercial success in awards during and subsequent to the quarter which reinforces our confidence in a recovering market across all sectors, albeit at a lower pace. We expect that as we move into 2020 the gradually improving market conditions will result in a limited number of reactivations but also continued scrapping of rigs across the global fleet.

The suspension of trading of Seadrill Partners from the NYSE was a trigger to review impairment and we have taken an appropriate non-cash charge in the quarter.”

[1]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[2]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

Third quarter Operating Review

The third quarter status and performance of Seadrill Limited’s wholly or majority owned rig fleet was as follows:

As at September 30, 2019	Floaters	Jack-ups	Total
Operating	7	10	17
Economic utilization	93%	93%	93%[1]
Future contracted	1	—	1
Idle	11	6	17

Total	19	16	35

[1]	Excluding the West Linus 5-year classing, economic utilization was 95%

At the end of the quarter we had seven of our floaters operating and one future contracted in the following regions:

•

West Africa - The West Jupiter continued with its contract with Total in Nigeria and the West Gemini completed its contract with ENI in Angola and is scheduled to complete its classing prior to its next contract commencing in Q4.

•

Americas - The West Tellus and West Saturn were operating in Brazil with Petrobras and Equinor respectively. The Sevan Louisiana returned to the operating fleet in the quarter and the West Neptune continues operations with LLOG in the Gulf of Mexico.

•	Asia - The West Carina completed its contract with Petronas in Brunei; and

•	Norway - The West Phoenix and West Hercules are operating with Equinor.

Ten of our jack-ups operated in the third quarter with five working in the Middle East, one in South America and two working in Asia with the West Cressida re-commencing operations with Ophir. Our two harsh-environment jack ups remain on long term contracts with ConocoPhillips in Norway.

Of our 17 idle units, we have predominantly moved these to low cost stacking options in Norway which allows us to contain costs. Dependent on the type of rig, reactivation requires an investment to return it to the market; we maintain a disciplined approach to these reactivations, looking for a relatively short payback period supported by market fixtures. We expect to see some opportunities for reactivations in the jackup market later in 2020.

Third Quarter Financial Review

Abbreviated Income Statement

Figures in USD million, unless otherwise indicated	Q3 2019	Q2 2019
Total operating revenues	367	321
Total operating expenses	(435)	(397)
Other operating income	10	3

Operating loss	(58)	(73)

Total financial items and other expense, net	(460)	(163)
Income tax (expense)/benefit	(3)	30

Net loss	(521)	(206)

Adjusted EBITDA	85	69

Revenues were $367 million for the third quarter (2Q19: $321 million). The increase was primarily due to reimbursable revenues relating to delivery and operations preparation for rigs managed on behalf of Northern Drilling and Sonangol. Excluding reimbursables, revenues were higher due to a full quarter of operations for the West Phoenix, West Hercules and the West Telesto, West Cressida commencing a new contract and the West Louisiana returning to service. These were partially offset by the West Carina and West Gemini completing contracts and the West Linus 5-year classing.

Total operating expenses were $435 million for the third quarter (2Q19: $397 million), inclusive of $26 million related to costs incurred on our managed units which is recharged on a cost plus basis (2Q19: $22 million). The increase in total operating expenses was primarily due to reimbursable expenses related to the reimbursable revenues mentioned above, a full quarter of operations for the West Phoenix, West Hercules and West Telesto and West Cressida contract commencement. These were partially offset by lower stacking costs for idle units relocated to Norway.

Other operating income of $10 million for the third quarter (2Q19: $3 million) is due to the receipt of an insurance claim related to the off-hire time on the Sevan Louisiana.

Operating loss was $58 million (2Q19: $73 million) as a result of the movements referred to above.

Adjusted EBITDA for the third quarter was $85 million was slightly higher than our guidance of between $70-75 million mainly due to the AOD II contract being extended in the quarter and deferred project spend.

Total financial and other items resulted in an expense of $460 million in the quarter (2Q19: $163 million). The increase in the expense was primarily related to our investments in Seadrill Partners. In the quarter, Seadrill Partners announced its suspension from trading on the NYSE. This was considered an other than temporary impairment indicator which led to a $302 million impairment.

The expense also increased due to our share of losses in associated companies after taking into account the unwind of basis differences (See Appendix II) and foreign exchange movements related to cash posted as collateral while we appeal a Brazilian tax ruling. These were partially offset by the loss on debt extinguishment in Q2 related to the tender offer for the Senior Secured Notes not being repeated in Q3 and lower losses on marketable securities.

Income tax for the third quarter was an expense of $3 million (2Q19: $30 million benefit). The second quarter included a tax credit for the release of uncertain tax provisions relating to changes in US tax legislation.

Reported net loss was $521 million (2Q19: $206 million) resulting in loss per share of $5.21 (2Q19: $2.03).

Abbreviated Cash Flow Statement

Figures in USD million, unless otherwise indicated	Q3 2019	Q2 2019
Net cash used in operating activities	(16)	(85)

Net cash provided by / (used in) investing activities	8	(13)

Net cash used in financing activities	(12)	(339)

Effect of exchange rate changes on cash	(4)	4

Net decrease in cash and cash equivalents, including restricted cash	(24)	(433)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,469	1,902

Cash and cash equivalents, including restricted cash, at the end of period	1,445	1,469

Net cash used by operating activities for the three month period ended September 30, 2019 was $16 million (2Q19: $85 million). Adjusted EBITDA and other positive working capital movements were offset by interest expenses and payments for long-term maintenance.

Net cash provided by investing activities was $8 million (2Q19: $13 million cash used) relating to repayments of shareholder loans by Seabras Sapura and the portion of the West Vela dayrate received from Seadrill Partners, partially offset by capital expenditures.

Net cash used in financing activities was $12 million (2Q19: $339 million) relating to repayment of bank debt made by three consolidated variable interest entities managed and financed by Ship Finance International Limited from whom we lease rigs under sale and leaseback arrangements.

Net cash used in the third quarter was $24 million resulting in total cash of $1.4 billion as at September 30, 2019 (2Q19: $1.5 billion).

Abbreviated Balance sheet

Figures in USD million, unless otherwise indicated	Q3 2019	Q2 2019
Cash and cash equivalents	1,216	1,251
Restricted Cash	229	218
Other current assets	605	644
Other non-current assets	7,441	7,859

Total assets	9,491	9,972

Current liabilities	711	575
Non-current liabilities	6,735	6,827
Equity and redeemable non-controlling interest	2,045	2,570

Total liabilities, redeemable non-controlling interest and equity	9,491	9,972

Total cash and restricted cash was $1.4 billion (2Q19: $1.5 billion). The decrease in unrestricted cash was primarily due to operational, financing and investing cashflows as described above. The increase in restricted cash relates to cash received from Seabras Sapura that form part of the collateral package for the Senior Secured Notes.

Other current assets were $0.6 billion (2Q19: $0.6 billion). The decrease was due to the amortization of favorable contracts, a decrease in marketable securities related to the carrying value of Seadrill Partners and Archer common equity, and the mark to market valuation of our interest rate cap derivatives.

Other non-current assets were $7.5 billion (2Q19: $7.9 billion). The decrease was primarily due to a decline in investments in associated companies related to the impairment of the Seadrill Partners investment and normal depreciation of our drilling units net of capital expenditures.

Current liabilities were $0.7 billion (2Q19: $0.6 billion). Current debt increased by $111 million related to amortization payments of secured bank debt scheduled in Q3 2020 becoming current.

Non-current liabilities were $6.7 billion (2Q19: $6.8 billion). The decrease was primarily due to long-term debt becoming current. These were partially offset by PIK interest on the Senior Secured Notes.

Equity and redeemable non-controlling interest was $2.0 billion (2Q19: $2.6 billion), primarily reflecting the net loss for the quarter.

Capital Structure and Liquidity

Total cash of $1.4 billion was comprised of $1.2 billion of unrestricted cash and $229 million of restricted cash. Total restricted cash was comprised of $130 million primarily related to a cash collateral for a bank guarantee facility, $80 million posted as collateral whilst we appeal the Brazilian tax ruling and approximately $19 million held in a mandatory offer account to be used to redeem the Senior Secured Notes once certain thresholds are met.

The first scheduled amortization installments under our secured bank facilities are in Q1 2020. Under the terms of the bank financing agreements we have the ability to defer up to $500 million of amortization payments (Amortization Conversion Election facility or “ACE”). Subsequent to the quarter end we have issued the first utilisation notification to use approximately $63 million of this facility relating to Q1 2020 amortization payments and we will make subsequent amortization deferrals through 2020. The deferred amortization becomes part of the balloon payment for each relevant facility. Based on the amortization schedule, the ACE has capacity to defer the first five quarters of amortization.

Order Backlog

Order Backlog at September 30, 2019 was approximately $1.8 billion of which approximately $220 million is expected to be consumed in the remainder of 2019. The decrease in Backlog reflects the replacement of legacy contracts by contracts at more recent dayrates.

Figures in USD billion at	September 30, 2019	June 30, 2019	March 31, 2019
Quarter end Order Backlog[1]	1.8	1.9	2.0

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities. Refer to our annual report on Form 20-F for further guidance.

During the third quarter we added approximately $123 million in backlog primarily related to the following contracts:

•

The West Neptune secured a one year contract with LLOG in the US Gulf of Mexico in direct continuation with its existing contract. Total contract value is approximately $74 million with commencement expected in Q4 2019.

•	AOD II was awarded a three month extension with Saudi Aramco expected to run through mid-October. Total contract value added is approximately $10 million.

•	The West Callisto was awarded a four month extension with Saudi Aramco expected to run through Q4 2019. Total contract value added is approximately $8 million.

Following the quarter end, we added $261 million in backlog primarily relating to the following contracts:

•

The West Tellus secured a two year contract with Petrobras in Brazil in direct continuation with its existing contract. Total contract value is approximately $170 million, inclusive of managed pressure drilling and ancillary services, with commencement expected in Q4 2019.

•

The West Carina secured a four well contract with up to six optional wells with PTTEP, formerly Murphy, in Malaysia. Total contract value for the firm portion of the contract is expected to be approximately $47 million, inclusive of ROV services. Commencement is expected in January 2020 and running through June 2020. The options could add up to an estimated 8 months of term.

•	Equinor exercised an option on the West Hercules expected to run through until Q2 2020. Total contract value added is approximately $10 million.

•	Neptune Energy added an additional well to the start of the West Phoenix contract in Norway expected to commence Q1 2020. Total contract value added is approximately $11 million.

•	AOD II was awarded a six month extension at the existing dayrate with Saudi Aramco expected to run through Q2 2020. Total contract value added is approximately $19 million.

Non-Consolidated Entities:

In addition to owning and operating our offshore drilling units, we have six material investments that are not consolidated. These investments are recognized as either Marketable Securities or Investments in Associated Companies. The operating status of rigs managed on behalf of our non-consolidated entities and other partners is as follows:

As at September 30, 2019	Floaters	Jack-ups and tender rigs	Total
Operating	6	6	12

Economic utilization	94%	99%	95%

Future contracted	3	—	3

Idle	3	2	5

Total	12	8	20

The majority of our interests are equity accounted for and these investments, excluding exceptional items, contributed a $33 million loss to our Q3 results (2Q19: $23 million loss) after taking into account the unwind of basis differences associated with fresh start accounting. The additional loss is primarily due to lower operating revenues in Seabras Sapura and lower net income from Seadrill Partners.

Our common units in Seadrill Partners and equity stake in Archer are accounted for as marketable securities and in aggregate contributed a $10 million loss in the quarter (2Q19: $14 million loss) due a reduction in share prices over the quarter.

RigCo subsidiaries:

Gulfdrill

Gulfdrill, our 50:50 joint venture with GDI, initially will manage and operate five premium jack-ups in Qatar with Qatar Petroleum. The five firm well based contracts will have staggered commencements throughout 2020 with initial terms concluding in 2023 & 2024. The total contract value is expected to be $656 million, inclusive of mobilization fees. Each contract has five single well options which could add up to an estimated 13.7 cumulative years of term and an additional contract value of $700 million. Gulfdrill will initially bareboat charter the West Telesto and West Castor from Seadrill and has secured bareboat charters for three additional units from a third-party shipyard. Subsequent to quarter end, the third-party shipyard has taken delivery of the first unit.

Sonadrill

Sonadrill, our 50:50 joint venture with Sonangol, will operate four drillships focusing on opportunities in Angolan waters. Two newbuild drillships owned by Sonangol, the Libongos and Quenguela, have been delivered. The Libongos has commenced a nine well contract which is expected to run until early 2021 with a total contract value of approximately $101 million. The Quenguela is currently mobilizing to Angola. A further two Seadrill-owned or managed units are expected to be bareboated into the joint venture.

NSNCo subsidiaries:

Seadrill Partners

Through a combination of ownership methods, we have an economic interest in Seadrill Partners of approximately 65%. Seadrill Partners owns and operates 8 ultra deepwater drilling units and 3 tender rigs. Revenues for the third quarter were $185 million and adjusted EBITDA was $92 million. As at September 30, 2019 it had backlog of $598 million, cash and cash equivalents of $654 million and total debt of $2.9 billion.

SeaMex Limited

We own 50% of SeaMex Limited, a joint venture with Fintech. It owns and operates 5 jack-up drilling units located in Mexico which are all on contract with Pemex and conclude between 2021 and 2023. Revenues for the third quarter were $62 million and EBITDA was $38 million. As at September 30, 2019, it had backlog of $1.0 billion, total cash of $126 million, bank debt of $243 million and two loans, including interest, from Seadrill totaling approximately $416 million.

Seabras Sapura

We own 50% of Seabras Sapura, a joint venture with Sapura Energy, that owns and operates 6 pipe-laying service vessels in Brazil. 5 units are on contract with Petrobras and conclude between 2019 to 2024. During the quarter the Topazio pipe laying vessel was awarded a contract by Petrobras in Brazil commencing in late October 2019 and running through December 2020. Revenues for the third quarter were $104 million and EBITDA was $60 million. As at September 30, 2019 it had backlog of $1.3 billion, total cash of $189 million and bank debt of $696 million.

Archer Limited

We own a 15.7% stake in Archer, a global oilfield service company that specializes in drilling and well services. Revenues for the third quarter were $228 million and EBITDA was $23.4 million. As of September 30, 2019, it had total cash of $18.7 million and debt of $587 million. We have a subordinated convertible loan which matures in December 2021 and has a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share.

As part of the Seadrill restructuring process, cross default risk between Seadrill Limited and its NSNCo non-consolidated entities referred to above was eliminated. The interests in these assets have been pledged as security to the senior secured notes and we believe have significant collateral value. We remain focused on retiring the senior secured notes to release this value.

Trading Outlook and Guidance for Fourth Quarter

Near term activity in the floater market is being driven predominantly by short term, well based programs. Looking forward, there has been an increase in tenders for longer term programs, especially in Africa and Brazil. We expect these programs to improve forward utilization and continue to deliver improved pricing. There is continued bifurcation for high specification assets with utilization for 7th generation drillships approaching 90% and utilization for 6th generation drillships in the mid 80% range. We believe our fleet is well positioned for these trends and remain confident in our strategy of prioritizing pricing over utilization.

In the jack-up market, contract terms are increasing along with fixture volume driven primarily by activity in the Middle East and South East Asia. There continues to be bifurcation between premium and standard jack-ups with marketed utilization for premium jack-ups approaching 90%. We expect to see an improvement in rates going forward which may open the opportunity to reactivate premium jack-ups later in 2020 on a limited time scale.

For the Fourth Quarter 2019 we expect Adjusted EBITDA to be approximately $40 million, reflecting the further completion of legacy contracts and the West Saturn becoming idle.

Board Changes

Effective 21 November 2019 certain planned board changes have been implemented. John Fredriksen is retiring from the Board as Chairman but he will maintain an active participation in the management of Hemen Holding Limited’s investment in Seadrill. He will be replaced by Glen Ole Rødland who has extensive experience in the sector and is currently Chairman of both Prosafe and AqualisBraemar. Mr Rødland is a former partner of Norwegian investment company Ferncliff and fund manager HitecVision.

Additionally, as part of the Board succession planning process Harald Thorstein has resigned from the Board and will be replaced by Gunnar Winther Eliassen. Mr Eliassen is employed by Seatankers Management, a company affiliated with the Company’s largest shareholder Hemen Holding Limited. Prior to joining Seatankers Management, Mr Eliassen was partner at Pareto Securities.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and any impacts to our business from our recent restructuring. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2018 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

November 21, 2019

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer
Stuart Jackson:	Chief Financial Officer

Media contacts:

Iain Cracknell

Director of Communications

Seadrill Management Ltd.

+44 (0)208 8114702

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q4 2019 Guidance	Q3 2019	Q2 2019
Operating loss	(90)	(58)	(73)
Depreciation	107	106	104
Amortization of favorable and unfavorable contracts	23	37	38

Adjusted EBITDA	40	85	69

Appendix II - Amortization profile as at Q3 2019

(In $ million)	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Amortization of intangible contracts	(37)	(23)	(1)	—	—	—
Unwinding of basis differences	(13)	(8)	(8)	(8)	(8)	2
Amortization of debt fair value discount	(12)	(12)	(12)	(12)	(12)	(12)

(In $ million)	2020	2021	2022	2023	2024	Thereafter	Total
Amortization of intangible contracts	(1)	(1)	(1)	(1)	(1)	(21)	(26)
Unwinding of basis differences	(22)	18	30	56	85	1,466	1,633
Amortization of debt fair value discount	(48)	(47)	(47)	(33)	(18)	(18)	(211)

Appendix III - Costs recharged to managed rigs

Figures in USD million, unless otherwise indicated	Q3 2019 Operating Expenses	G&A	Q2 2019 Operating Expenses	G&A
Seadrill Limited	(174)	(21)	(168)	(22)
Managed Rigs	(14)	(12)	(14)	(8)
Total	(188)	(33)	(182)	(30)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and nine months ended September 30, 2019 (Successor), the period from July 2, 2018 through September 30, 2018

(Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

		Successor				Predecessor
(In $ millions)	Notes	Three months ended September 30, 2019	Period from July 2, 2018 through September 30, 2018	Nine months ended September 30, 2019	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues
Contract revenues		266	217	774	217	619
Reimbursable revenues	*	72	11	142	11	21
Other revenues	*	29	21	74	21	72

Total operating revenues		367	249	990	249	712

Operating expenses
Vessel and rig operating expenses	*	(188)	(162)	(569)	(162)	(407)
Reimbursable expense		(71)	(10)	(140)	(10)	(20)
Depreciation		(106)	(125)	(318)	(125)	(391)
Amortization of intangibles		(37)	(27)	(110)	(27)	—
Selling, general and administrative expenses		(33)	(31)	(94)	(31)	(100)

Total operating expenses		(435)	(355)	(1,231)	(355)	(918)

Other operating items
Impairment of long-lived assets		—	—	—	—	(414)
Other operating income	*	10	—	39	—	7

Total other operating items		10	—	39	—	(407)

Operating loss		(58)	(106)	(202)	(106)	(613)
Financial items and other income
Interest income	*	17	22	56	22	19
Interest expenses	*	(118)	(131)	(372)	(131)	(38)
Loss on impairment of investments	6	(302)	—	(302)	—	—
Share in results from associated companies	13	(33)	(16)	(98)	(16)	149
(Loss)/gain on derivative financial instruments		(4)	3	(37)	3	(4)
Net loss on debt extinguishment		—	—	(22)	—	—
Foreign exchange loss		(8)	(3)	(6)	(3)	—
Loss on marketable securities	10	(10)	(3)	(45)	(3)	(3)
Other financial items	*	(2)	(4)	(4)	(4)	—
Reorganization items		—	(5)	—	(5)	(3,365)

Total financial items and other non-operating items		(460)	(137)	(830)	(137)	(3,242)

Loss before income taxes		(518)	(243)	(1,032)	(243)	(3,855)
Income tax (expense)/benefit		(3)	(2)	9	(2)	(30)

Net loss		(521)	(245)	(1,023)	(245)	(3,885)

Net loss attributable to shareholder		(522)	(240)	(1,020)	(240)	(3,881)
Net income/(loss) attributable to non-controlling interest		1	(3)	(1)	(3)	(6)
Net (loss)/income attributable to redeemable non-controlling interest		—	(2)	(2)	(2)	2
Basic loss per share (US dollar)		(5.21)	(2.40)	(10.18)	(2.40)	(7.71)
Diluted loss per share (US dollar)		(5.21)	(2.40)	(10.18)	(2.40)	(7.71)

*	Includes transactions with related parties. Refer to Note 25 – Related party transactions.

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and nine months ended September 30, 2019 (Successor), the period from July 2, 2018 through September 30, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor				Predecessor
(In $ millions)	Three months ended September 30, 2019	Period from July 2, 2018 through September 30, 2018	Nine months ended September 30, 2019	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018
Net loss	(521)	(245)	(1,023)	(245)	(3,885)
Other comprehensive loss, net of tax:
Change in fair value of debt component of Archer convertible bond	1	—	7	—	—
Actuarial loss relating to pension	(2)	—	(2)	—	—
Share of other comprehensive loss from associated companies	(5)	(1)	(14)	(1)	—

Other comprehensive loss:	(6)	(1)	(9)	(1)	—

Total comprehensive loss for the period	(527)	(246)	(1,032)	(246)	(3,885)

Comprehensive loss attributable to the shareholder	(528)	(241)	(1,029)	(241)	(3,881)
Comprehensive income/(loss) attributable to the non-controlling interest	1	(3)	(1)	(3)	(6)
Comprehensive (loss)/income attributable to the redeemable non-controlling interest	—	(2)	(2)	(2)	2

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at September 30, 2019 and December 31, 2018

		Successor	Successor
(In $ millions)	Notes	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		1,216	1,542
Restricted cash	9	130	461
Marketable securities	10	12	57
Accounts receivable, net	11	221	208
Amounts due from related parties	25	140	177
Other current assets	12	232	322

Total current assets		1,951	2,767

Non-current assets
Investment in associated companies	13	375	800
Drilling units	14	6,455	6,659
Restricted cash	9	99	—
Deferred tax assets	7	4	18
Equipment	15	25	29
Amounts due from related parties	25	537	539
Other non-current assets	12	45	36

Total non-current assets		7,540	8,081

Total assets		9,491	10,848

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	16	296	33
Trade accounts payable		96	82
Amounts due to related parties	25	14	39
Other current liabilities	17	305	310

Total current liabilities		711	464

Non-current liabilities
Long-term debt	16	6,330	6,881
Long-term debt due to related parties	25	236	222
Deferred tax liabilities	7	38	87
Other non-current liabilities	17	131	121

Total non-current liabilities		6,735	7,311

Commitments and contingencies (see note 26)

Redeemable non-controlling interest	21	34	38

Equity
Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,223,567 issued at September 30, 2019 (Common shares of par value $0.10 per share: 111,000,000 shares authorized and 100,000,000 issued at December 31, 2018)	19	10	10
Additional paid-in capital		3,495	3,491
Accumulated other comprehensive loss	22	(16)	(7)
Retained loss		(1,629)	(611)

Total shareholders’ equity		1,860	2,883

Non-controlling interest	20	151	152

Total equity		2,011	3,035

Total liabilities, redeemable non-controlling interest and equity		9,491	10,848

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2019 (Successor), the period from July 2, 2018 through September 30, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor	Successor	Predecessor
(In $ millions)	Nine months ended September 30, 2019	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018
Cash Flows from Operating Activities
Net loss	(1,023)	(245)	(3,885)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	318	125	391
Amortization of unfavorable and favorable contracts	110	27	(21)
Share of results from associated companies	98	16	(149)
Impairment loss on associated companies	302	—	—
Share-based compensation expense	4	—	3
Contingent consideration recognized	—	—	(7)
Unrealized loss/(gain) related to derivative financial instruments	37	(3)	4
Loss on impairment of long-lived assets	—	—	414
Deferred tax benefit	(35)	(5)	—
Unrealized loss on marketable securities	45	3	3
Net loss on debt extinguishment	22	—	—
Non-cash gain on liabilities subject to compromise	—	—	(2,977)
Fresh start valuation adjustments	—	—	6,142
Other re-organization items	—	—	6
Amortization of discount on debt	27	11	—
Other, net	—	1	(1)
Other cash movements in operating activities
Distributions received from associated company	11	7	17
Payments for long-term maintenance	(73)	(36)	(78)
Settlement of payment-in-kind interest on senior secured notes	(39)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(13)	68	29
Trade accounts payable	14	(5)	4
Prepaid expenses/accrued revenue	(16)	(18)	42
Related party receivables	12	1	(13)
Related party payables	(11)	10	(42)
Other assets	(48)	1	(62)
Other liabilities	22	(22)	(10)
Deferred revenue	36	5	(23)

Net cash flows from operating activities	(200)	(59)	(213)

Cash Flows from Investing Activities
Additions to newbuildings	—	—	(1)
Additions to drilling units and equipment	(37)	(10)	(48)
Contingent consideration received	24	58	48
Proceeds from disposal of drilling units	—	—	126
Payments received from loans granted to related parties	10	—	24

Net cash flows from investing activities	(3)	48	149

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2019 (Successor), the period from July 2, 2018 through September 30, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor		Predecessor
(In $ millions)	Nine months ended September 30, 2019	Period from July 2, 2018 through September 30, 2018	Period from January 1, 2018 through July 1, 2018
Cash Flows from Financing Activities
Proceeds from debt	—	—	875
Repayments of secured credit facilities	(22)	(25)	(153)
Redemption of senior secured notes	(333)	—	—
Debt fees paid	—	(4)	(35)
Proceeds from issue of Equity	—	—	200

Net cash used in financing activities	(355)	(29)	887

Effect of exchange rate changes on cash	—	(1)	(5)

Net decrease in cash and cash equivalents, including restricted cash	(558)	(41)	818

Cash and cash equivalents, including restricted cash, at beginning of the period	2,003	2,177	1,359

Cash and cash equivalents, including restricted cash, at the end of period	1,445	2,136	2,177

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(315)	(86)	(38)
Taxes paid	(32)	(9)	(22)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the nine months ended September 30, 2019 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the period from July 2, 2018 through September 30, 2018 (Successor)

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2018 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959

ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2014-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Share-based compensation charge	—	2	—	—	—	2	—	2
Other comprehensive income	—	—	—	9	—	9	—	9
Net loss	—	—	—	—	(181)	(181)	(22)	(203)

Balance at March 31, 2018 (Predecessor)	1,008	3,315	1,956	36	23	6,338	352	6,690

Share-based compensation charge	—	7	—	—	—	7	—	7
Other comprehensive loss	—	—	—	(9)	—	(9)	—	(9)
Reclassification of non-controlling interests	—	—	—	—	(43)	(43)	43	—
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	127	127	(150)	(23)
Net loss	—	—	—	—	(3,700)	(3,700)	16	(3,684)

Balance at July 1, 2018 (Predecessor)	1,008	3,322	1,956	27	(3,593)	2,720	261	2,981

Cancellation of Predecessor equity	(1,008)	(3,322)	(1,956)	(27)	3,593	(2,720)	(107)	(2,827)

Balance at July 1, 2018 (Predecessor)	—	—	—	—	—	—	154	154

Issuance of Successor common stock	10	3,491	—	—	—	3,501	—	3,501

Balance at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655

Other comprehensive loss	—	—	—	(1)	—	(1)	—	(1)
Net loss	—	—	—	—	(240)	(240)	(3)	(243)

Balance at September 30, 2018 (Successor)	10	3,491	—	(1)	(240)	3,260	151	3,411

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the nine months ended September 30, 2019 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the period from July 2, 2018 through September 30, 2018 (Successor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2019 (Successor)	10	3,491	(7)	(611)	2,883	152	3,035

Other comprehensive income	—	—	1	—	1	—	1
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD
Redeemable NCI	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	(295)	(295)	—	(295)

Balance at March 31, 2019 (Successor)	10	3,492	(6)	(907)	2,589	152	2,741

Other comprehensive loss	—	—	(4)	—	(4)	—	(4)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(203)	(203)	(2)	(205)

Balance at June 30, 2019 (Successor)	10	3,493	(10)	(1,110)	2,383	150	2,533

Other comprehensive loss	—	—	(6)	—	(6)	—	(6)
Share-based compensation charge	—	2	—	—	2	—	2
Fair Value adjustment AOD
Redeemable NCI	—	—	—	3	3	—	3
Net loss	—	—	—	(522)	(522)	1	(521)

Balance at September 30, 2019 (Successor)	10	3,495	(16)	(1,629)	1,860	151	2,011

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.